Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The summary consolidated interim financial information of the Company set forth below as of June 30, 2025, and for the six-month periods ended June 30, 2025 and 2024, has been derived from our Unaudited Interim Consolidated Financial Statements, incorporated by reference into this prospectus supplement. Our Unaudited Interim Consolidated Financial Statements were prepared in accordance with International Accounting Standard 34 (IAS 34), Interim Financial Reporting, as issued by the IASB.

The following discussion of the Company’s results of operations for the six-month periods ended June 30, 2025 and 2024 should be read in conjunction with our Unaudited Interim Consolidated Financial Statements and 2024 Annual Report.

The following table sets forth certain income statement data for LATAM Airlines Group for the six-month periods ended June 30, 2025 and 2024.

	Six months ended June 30, (Unaudited)		2025/2024
The Company(a)(b)	2025	2024	% change
Statement of income data:
Revenue:
Passenger	5,767.2	5,501.1	4.8%
Cargo	824.2	749.4	10.0%
Total revenue	6,591.4	6,250.5	5.5%
Cost of sales	(4,766.2)	(4,740.3)	0.5%
Gross margin	1,825.2	1,510.2	20.9%
Other income(c)	98.2	100.8	(2.5)%
Distribution costs	(264.0)	(301.4)	(12.4)%
Administrative expenses	(397.9)	(381.1)	4.4%
Other expenses	(290.2)	(230.6)	25.9%
Other gains/(losses)	18.6	(43.1)	(143.1)%
Financial income	60.0	62.5	(4.0)%
Financial costs	(307.0)	(380.8)	(19.4)%
Foreign exchange gains/(losses)	(126.0)	87.1	(244.7)%
Result of indexation units	0.7	7.8	(90.8)%
Income before taxes	617.5	431.3	43.2%
Income tax (expense)	(19.1)	(26.0)	(26.7)%
Net income for the period	598.4	405.2	47.7%
Income attributable to owners of the parent company	596.9	403.8	47.8%
Income/(loss) attributable to non-controlling interests	1.6	1.4	11.4%
Net income for the period	598.4	405.2	47.7%

(a)	For more information on the subsidiaries included in this consolidated financial information, see Note 1 to our Audited Consolidated Financial Statements in the 2024 Annual Report incorporated by reference herein.

(b)	The addition of the items may differ from the total amount due to rounding.

(c)	Other income included in this Statement of Income Data is equivalent to the sum of income derived from loyalty programs, tours, aircraft leasing, maintenance, customs and warehousing operations, and other miscellaneous income. For more information, see Note 27 to our Unaudited Interim Consolidated Financial Statements incorporated by reference herein.

Six-Month Period Ended June 30, 2025 Compared to the Six-Month Period Ended June 30, 2024

Net Income

For the six months ended June 30, 2025, we recorded a net profit of U.S.$598.4 million, of which U.S.$596.9 million is attributable to owners of the parent, which represents an increase in net income of U.S.$193.2 million and net income attributable to owners of the parent of U.S.$193.0 million, respectively, compared to U.S.$405.2 million of net income and U.S.$403.8 million of net income attributable to owners of the parent, for the same period ended June 30, 2024. Our net income for the six months ended June 30, 2025 was mainly explained by a strong operational performance within the context of a healthy demand environment.

Revenue

For the six months ended June 30, 2025, total revenue increased 5.5% relative to the same period of the prior year, reaching U.S.$6,591.4 million. This was due to an increase of 4.8% in passenger revenues, and an increase of 10.0% in cargo revenues compared to the same period in 2024.

For the six months ended June 30, 2025, passenger revenue amounted to U.S.$5,767.2 million, a 4.8% increase compared to U.S.$5,501.1 million in passenger revenue recorded in the same period of the prior year. Capacity increased by 7.8% compared to the same period in 2024, while passenger revenue per available seat kilometer (“PRASK”) reached U.S.$7.0 cents, reflecting a decrease of 2.7% as compared with the same period of 2024, mainly driven by foreign exchange rate depreciation and increased capacity.

For the six months ended June 30, 2025, cargo revenue was U.S.$824.2 million, 10.0% higher than the cargo revenue recorded in the same period of the prior year. Increasing unit revenue and capacity contributed to the additional revenue generated. Cargo capacity, measured in available ton kilometers (“ATK”), grew by 4.2%, while unit revenue, measured in revenues for ATK (“RATK”), increased by 5.6%, mainly driven by a stronger southbound demand from Europe and North America to South America.

Cost of Sales

For the six months ended June 30, 2025, our cost of sales increased by 0.5% compared to the same period of the prior year, to U.S.$4,766.2 million. This slight increase, despite the 7.8% increase in passenger operations, was the result of LATAM group’s commitment to cost containment, supported by a decrease in jet fuel prices and the positive impact of foreign exchange rate effects associated particularly with the depreciation of the Brazilian real during the six-month period. The following table presents the breakdown by item, followed by the corresponding explanations below:

	Six months ended June 30,
	2025	2024	2025	2024	2025/2024 % change
	(in U.S.$ million)		(as a percentage of revenue)
Revenue	6,591.4	6,250.5	100.0%	100.0%	5.5%
Cost of sales	(4,766.2)	(4,740.3)	(72.3)%	(75.8)%	0.5%
Aircraft fuel	(1,860.8)	(2,016.8)	(28.2)%	(32.3)%	(7.7)%
Other rentals and landing fees	(789.8)	(788.5)	(12.0)%	(12.6)%	0.2%
Wages and benefits	(698.6)	(648.4)	(10.6)%	(10.4)%	7.7%
Depreciation and amortization	(744.2)	(622.0)	(11.3)%	(10.0)%	19.6%
Aircraft maintenance	(364.0)	(354.1)	(5.5)%	(5.7)%	2.8%
Passenger service	(170.0)	(154.3)	(2.6)%	(2.5)%	10.2%
Aircraft rentals expense(a)	—	(2.2)	—%	—%	(100.0)%
Other cost of sales	(138.8)	(154.0)	(2.1)%	(2.5)%	(9.9)%

(a)	Aircraft rentals expense corresponds exclusively to LATAM group’s fleet PBH contracts. The aircraft rentals expense line item is used to account for the expenses associated with the group’s variable payments related to aircraft. During 2021, the Company amended its aircraft lease contracts to include lease payments based on PBH at the beginning of the contract and fixed-rent payments in future periods. For these contracts that contain an initial period based on PBH and then a fixed amount, a right of use asset and a lease liability were recognized at the date of modification of the contract. These amounts continue to be amortized over the contract term on a straight-line basis starting from the modification date of the contract. Therefore, as a result of the application of the lease accounting policy, the expenses for the year include both the lease expense for variable payments (Aircraft Rentals) as well as the expenses resulting from the amortization of the right of use assets (included in the Depreciation line) and interest from the lease liability (included in Lease Liabilities).

For the six months ended June 30, 2025, aircraft fuel expenses were U.S.$1,860.8 million, a 7.7%, or U.S.$156.0 million, decrease compared to U.S.$2,016.8 million in the same period in 2024. This decrease is driven by a 13.0% decrease in the average jet fuel price (including hedges) which more than offset a 6.0% increase in fuel consumption associated with the expansion of operations. Additionally, during the six months ended June 30, 2025, we recorded a U.S.$18.5 million loss from fuel hedges compared to a U.S.$21.8 million gain recorded during the same period in 2024.

For the six months ended June 30, 2025, other rentals and landing fees totaled U.S.$789.8 million, a 0.2%, or U.S.$1.3 million, increase compared to U.S.$788.5 million in the same period in 2024. Despite increased international operations, this expense line was positively impacted by lower airport fees and handling costs.

For the six months ended June 30, 2025, wages and benefits expense totaled U.S.$698.6 million, a 7.7%, or U.S.$50.2 million, increase compared to U.S.$648.4 million for the same period in 2024. This increase is mainly explained by the increase in the average headcount of the group, particularly in cabin crew, in line with the increase in passenger operations.

For the six months ended June 30, 2025, depreciation and amortization reached U.S.$744.2 million, a 19.6%, or U.S.$122.2 million, increase compared to U.S.$622.0 million in the same period in 2024, mainly explained by an increase in the number of aircraft in the fleet during this period, including newer aircraft.

For the six months ended June 30, 2025, aircraft maintenance totaled U.S.$364.0 million, an 2.8%, or U.S.$9.9 million, increase compared to U.S.$354.1 million in the same period in 2024 explained by increased level of operations and cost escalation driven by supply chain issues, and partially offset by the reversal of certain maintenance provisions related to the early termination of operating lease contracts that consequently transitioned to finance leases.

For the six months ended June 30, 2025, passenger service totaled U.S.$170.0 million, a 10.2%, or U.S.$15.7 million, increase compared to U.S.$154.3 million in the same period in 2024, which is primarily explained by a 5.6% increase in the number of passengers carried during the period, and a more significant international mix in operations.

For the six months ended June 30, 2025, aircraft rentals reached U.S.$0.0 million, a 100.0%, or U.S.$2.2 million, decrease compared to U.S.$2.2 million in the same period in 2024. This decrease is explained by the expiration of all power-by-the-hour (“PBH”) contracts for aircraft. The aircraft rentals expense line item includes costs associated with lease payments based on PBH for contracts that have been modified to that structure. The aircraft rentals expense line item is used to account for the expenses associated with the group’s variable payments related to aircraft.

For the six months ended June 30, 2025, other cost of sales reached U.S.$138.8 million, a 9.9%, or U.S.$15.2 million, decrease compared to U.S.$154.0 million in the same period in 2024, principally due to reduced costs related to aircraft scrap materials.

As a result of the above, gross margin (defined as total revenue minus cost of sales) as of June 30, 2025, totaled a gain of U.S.$1,825.2 million, compared to a gain of U.S.$1,510.2 million as of June 30, 2024.

Other Consolidated Results

For the six months ended June 30, 2025, other income totaled U.S.$98.2 million, generated primarily from LATAM Travel tour services and warehousing activities. This represented a 2.5% or U.S.$2.6 million decrease compared to the same period in 2024.

For the six months ended June 30, 2025, distribution costs totaled U.S.$264.0 million, a 12.4%, or U.S.$37.4 million, decrease compared to the same period in 2024, mostly attributed to an increase in digital direct sales.

For the six months ended June 30, 2025, administrative expenses totaled U.S.$397.9 million, a 4.4%, or U.S.$16.8 million, increase compared to the same period in 2024, mainly due to the increase in headcount.

For the six months ended June 30, 2025, other expenses totaled U.S.$290.2 million, a 25.9%, or U.S.$59.6 million, increase compared to the same period in 2024, mainly as a result of higher computer and communication services, marketing and other expenses.

For the six months ended June 30, 2025, financial income totaled U.S.$60.0 million, a 4.0%, or U.S.$2.5 million, decrease compared to the same period in 2024, mainly as a result of lower interest rates following the U.S. Federal Reserve’s rate cuts in the second half of 2024, offset by a higher level of cash balance compared to the same period in the prior year.

For the six months ended June 30, 2025, financial costs totaled U.S.$307.0 million, a 19.4%, or U.S.$73.8 million, decrease compared to the same period in 2024, mainly explained by the interest rate savings obtained from the refinancing of our 2027 Notes completed in October 2024.

For the six months ended June 30, 2025, foreign exchange gains (losses) totaled U.S.$126.0 million in losses, a 244.7%, or U.S.$213.1 million, decrease compared to the same period in 2024, mainly as a result of the appreciation of the Brazilian real compared to December 31, 2024.

For the six months ended June 30, 2025, other gains and losses amounted to U.S.$18.6 million in gains, compared to a loss of U.S.$43.1 million in 2024, principally explained by the impact of early termination of aircraft under operating leases that consequently transitioned to finance leases during the period, and partially offset by labor contingencies in Argentina.

For the six months ended June 30, 2025, income tax cost totaled U.S.$19.1 million, a 26.7%, or U.S.$6.9 million, decrease compared to the same period in 2024, reflecting the higher income during the period and the use of tax losses in some countries where we operate.

Liquidity and Cash Flow from Operating Activities

Additionally, as of June 30, 2025, we reported U.S.$2,068.6 million in cash and cash equivalents. In addition, as of June 30, 2025, we had a balance of U.S.$1,575 million that was available and undrawn under our revolving credit facilities.

During the six months ended June 30, 2025, we also registered positive net cash flow from operating activities of U.S.$1,541.0 million, compared to an inflow of U.S.$1,354.8 million during the same period of 2024.

As of June 30, 2025, we had consolidated fleet debt (operational leases and finance leases) of U.S.$4.8 billion, as well as non-fleet debt of U.S.$2.7 billion, resulting in total gross debt of U.S.$7.5 billion.

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